Exhibit 16.1

February 9, 2024

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the statements made in the caption Change in Independent Registered Public Accounting Firm included in the Registration Statement on Form S-11 to be filed by our former client, Strategic Wireless Infrastructure Fund II, Inc., for the event that occurred on February 13, 2023. We agree with the statements made in that disclosure insofar as they relate to our Firm.

Very truly yours,

/s/ BDO USA, P.C.

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.